Filed pursuant to Rule 424(b)(3)

Registration No. 333-289958

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 26, 2025)

PROFUSA, INC.

2,962,962 Shares of Common Stock by the Selling Stockholder

This prospectus supplement amends and supplements certain information contained in the prospectus dated September 26, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1, as amended (File No. 333-289958). The Prospectus and this prospectus supplement relate to the offer and resale from time to time, of up to 2,962,962 shares of our Common Stock, par value $0.0001 per share (“the Common Stock”), issuable upon conversion of certain convertible promissory notes (the “Ascent Notes,” and upon conversion the “Conversion Shares”), with an aggregate principal value of $22,222,222 by Ascent Partners Fund LLC (the “Selling Stockholder”). The Common Stock being offered for resale consists of up to 2,962,962 Conversion Shares pursuant to the securities purchase agreement, dated as of February 11, 2025, we entered into with the Selling Stockholder (the “PIPE Subscription Agreement”). There is no guarantee that the Ascent Note (or the full note amount thereof) will be converted into shares of Common Stock. The Ascent Note may not be converted by Ascent into shares of Common Stock if such conversion would result in the investors or their affiliates owning in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of all shares issuable upon conversion of the Ascent Note (the “Beneficial Ownership Limitation”); provided, that Ascent may increase or decrease the Beneficial Ownership Limitation upon at least 61 days’ prior notice to us so long as such increase does not exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of all shares issuable upon conversion of the Ascent Note. On August 1, pursuant to a Notice and Waiver, the Beneficial Ownership Limitation was increased from 4.99% to 9.99% and we waived the requirement for the 60 days’ advance notice for such increase.

We will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.

The Selling Stockholder may sell the shares of our common stock offered by the Prospectus and this prospectus supplement from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on September 16, 2025 (the “September Current Report”) and our Current Report on Form 8-K, filed with the SEC on February 5, 2026 (the “February Current Report”). Accordingly, we have attached the September Current Report and February Current Report to this prospectus supplement.

On February 9, 2026, we effected a reverse stock split at a ratio of 1-for-75 (the “Reverse Stock Split”), which is more fully described in this prospectus supplement. Unless the context otherwise requires, all share numbers, exercise prices, conversion prices and other share data in this prospectus supplement have been adjusted to give effect to the Reverse Stock Split.

Our common stock is listed on the Nasdaq Global Market under the symbol “PFSA.” On February 9, 2025, the last sale price for our common stock as reported on the Nasdaq Global Market was $3.16 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for the Prospectus and this prospectus supplement and may elect to do so in future filings.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). As a result, we are eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies. See further discussion below.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” section of the Prospectus, and under similar headings in any amendment or supplements thereto, and in our most recent Annual Report on Form 10-K.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 11, 2025

PROFUSA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41177	86-3437271
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

626 Bancroft Way, Suite A

Berkeley, CA 94710

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (925) 997-6925

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	PFSA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 11, 2025, Profusa, Inc. (the “Company”) received a notice (the “MVLS Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon its review of the market value of listed securities (“MVLS”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), from July 29, 2025 to September 10, 2025, the Company no longer meets Nasdaq Listing Rule 5450(b)(2)(A), which requires companies listed on the Nasdaq Global Market to maintain a minimum MVLS of $50,000,000.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided a compliance period of 180 calendar days, or until March 10, 2026, to regain compliance with Nasdaq Listing Rule 5450(b)(2)(A). If at any time during this compliance period, the Common Stock’s MVLS closes at $50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and this matter will be closed, provided, however that Nasdaq may, in its discretion, require the Company to maintain the minimum MVLS for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

In the event the Company does not regain compliance with Nasdaq Listing Rule 5450(b)(2)(A) prior to the expiration of the compliance period, the Company will receive written notification that the Company’s securities are subject to delisting. At that time, the Company may appeal the delisting determination to a hearings panel. Alternatively, the Company may consider applying to transfer the listing of the Company’s securities to the Nasdaq Capital Market, provided that the Company then satisfies the requirements for continued listing on that market.

The Company is monitoring the MVLS of its listed securities and is considering available options to regain compliance with Nasdaq’s continued listing standards. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5450(b)(2)(A) or maintain compliance with other applicable Nasdaq listing requirements.

On September 11, 2025, the Company received a second notice (the “Bid Price Notice”, and together with the MVLS Notice, the “Notices”) from Nasdaq notifying the Company that, based upon its review of the closing bid price of the Common Stock, from July 29, 2025 to September 10, 2025, the Company no longer meets Nasdaq Listing Rule 5450(a)(1), which requires companies listed on the Nasdaq Global Market to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until March 10, 2026, to regain compliance with Nasdaq Listing Rule 5450(a)(1). If at any time during this compliance period, the Common Stock has a closing bid price bid price of at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and this matter will be closed, provided, however that Nasdaq may, in its discretion, require the Company to maintain the minimum bid price for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

In the event the Company does not regain compliance with Nasdaq Listing Rule 5450(a)(1) prior to the expiration of the compliance period, then Nasdaq may grant the Company a second 180 calendar day period to regain compliance, provided, among other things, the Company meets the continued listing requirement for market value of publicly-held shares and all other initial listing standards for The Nasdaq Global Market, other than the minimum bid price requirement, and notifies Nasdaq of its intent to cure the deficiency. If the Company does not regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Common Stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel.

The Company is monitoring the minimum bid price of its listed securities and is considering available options to regain compliance with Nasdaq’s continued listing standards. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5450(a)(1) or maintain compliance with other applicable Nasdaq listing requirements.

The Notices have no immediate effect on the listing or trading of the Company’s common stock on the Nasdaq Global Market, which will continue to trade under the symbol “PFSA”, subject to the Company’s continued compliance with Nasdaq’s other continued listing requirements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2025	Profusa, Inc.

	By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): February 5, 2026

PROFUSA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41177	86-3437271
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

626 Bancroft Way, Suite A

Berkeley, CA 94710

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (925) 997-6925

Not Applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common Stock, par value $.0001 per share	PFSA	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modifications of Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 herein is incorporated by reference into this Item 3.03.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the Profusa, Inc. (the “Company”) special meeting of stockholders completed on January 27, 2026, the stockholders of the Company approved an amendment to the Company’s amended and restated certificate of incorporation (the “Amendment”) to effect the reverse stock split at a ratio in the range of 1-for-30 to 1-for-200, with such ratio to be determined in the discretion of the Company’s board of directors and with such reverse stock split to be effected at such time and date, if at all, as determined by the Company’s board of directors, or any of its delegated authorized persons, prior to the two-year anniversary of the special meeting.

Pursuant to such authority granted by the Company’s stockholders, the Company’s board of directors authorized the Company’s Chief Executive Officer to determine the final text of the Amendment, including the reverse stock split ratio, and such other changes as may be required to effectuate the reverse stock split. Accordingly, the Company’s Chief Executive Officer approved a one-for-seventy-five (1:75) reverse stock split (the “Reverse Stock Split”) of the Company’s common stock and the filing of the Amendment to effectuate the Reverse Stock Split. The Amendment was filed with the Secretary of State of the State of Delaware and the Reverse Stock Split will become effective in accordance with the terms of the Amendment at 12:01 a.m. Eastern Time on February 9, 2026 (the “Effective Time”), and the Company’s common stock will open for trading on The Nasdaq Capital Market on February 9, 2026 on a post-split basis, under the existing ticker symbol “PFSA” but with a new CUSIP number 74319X 207. The Amendment provides that, at the Effective Time, every seventy-five (75) shares of the Company’s issued and outstanding common stock will automatically be combined into one issued and outstanding share of common stock, without any change in par value per share, which will remain $0.0001.

As a result of the Reverse Stock Split, the number of shares of common stock outstanding will be reduced from approximately 92.4 million shares to approximately 1.2 million shares, and the number of authorized shares of common stock will remain at 601 million shares. As a result of the Reverse Stock Split, except as set forth below, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all outstanding stock options, restricted stock unit awards, performance stock unit awards, and warrants, which will result in a proportional decrease in the number of shares of the Company’s common stock reserved for issuance upon exercise or vesting of such stock options, restricted stock unit awards, performance stock unit awards, and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants. In addition, the number of shares reserved for issuance under the Company’s equity incentive plan immediately prior to the Effective Time will be reduced proportionately.

No fractional shares will be issued as a result of the Reverse Stock Split, and instead, the Company will pay cash (without interest or deduction) equal to the fraction of one share to which each stockholder of record would otherwise be entitled, multiplied by the closing price of its common stock on Nasdaq on the date of effectiveness of the Reverse Stock Split. The share amounts set forth in the above paragraph do not take into account any shares which may be paid for in connection with the foregoing treatment of fractional shares.

The summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01 Other Events

On February 5, 2026, the Company issued a press release to announce that it filed a certificate of amendment to its certificate of incorporation with the Secretary of State of the State of Delaware to effect a one-for-seventy-five (1:75) reverse stock split of its common stock. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

The tables below sets forth the impact of the Reverse Stock Split on the Company’s net loss per common share - basic and diluted and weighted average common shares outstanding - basic and diluted, for the years ended December 31, 2024 and 2023, the three months ended March 31, 2025 and 2024, the three and six months ended June 30, 2025 and 2024, and the three and nine months ended September 30, 2025 and 2024.

	Dollars in thousands except share and per share data

	Pre-split(1)		Post-split
	Year ended December 31,		Year ended December 31,
	2024	2023	2024	2023
Net loss	$(9,230)	$(10,281)	$(9,230)	$(10,281)
Net loss per common share - basic and diluted	$(4.76)	$(5.31)	$(357.13)	$(398.07)
Weighted average common shares outstanding - basic and diluted	1,938,392	1,937,039	25,845	25,827

	Pre-split(2)		Post-split
	Three months ended March 31,		Three months ended March 31,
	2025	2024	2025	2024
Net loss	$(2,716)	$(2,410)	$(2,716)	$(2,410)
Net loss per common share - basic and diluted	$(1.40)	$(1.24)	$(105.09)	$(93.25)
Weighted average common shares outstanding - basic and diluted	1,938,392	1,938,392	25,845	25,845

	Pre-split(3)		Post-split
	Three months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Net loss	$(2,348)	$(2,071)	$(2,348)	$(2,071)
Net loss per common share - basic and diluted	$(1.21)	$(1.07)	$(90.85)	$(80.13)
Weighted average common shares outstanding - basic and diluted	1,938,392	1,938,392	25,845	25,845

	Pre-split(3)		Post-split
	Six months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss	$(5,064)	$(4,481)	$(5,064)	$(4,481)
Net loss per common share - basic and diluted	$(2.61)	$(2.31)	$(195.94)	$(173.38)
Weighted average common shares outstanding - basic and diluted	1,938,392	1,938,392	25,845	25,845

	Pre-split(4)		Post-split
	Three months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
Net loss	$(22,192)	$(2,497)	$(22,192)	$(2,497)
Net loss per common share - basic and diluted	$(0.70)	$(1.29)	$(52.45)	$(96.61)
Weighted average common shares outstanding - basic and diluted	31,731,118	1,938,392	423,081	25,845

	Pre-split(4)		Post-split
	Nine months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net loss	$(27,256)	$(6,978)	$(27,256)	$(6,978)
Net loss per common share - basic and diluted	$(2.29)	$(3.60)	$(171.70)	$(269.99)
Weighted average common shares outstanding - basic and diluted	11,905,811	1,938,392	158,744	25,845

(1)	The pre-split amounts represent amounts from the Company’s Annual report on Form 10-K, Note 2 for the year ended December 31, 2024.

(2)	The pre-split amounts represent amounts from the Company’s Quarterly report on Form 10-Q, Note 2 at March 31, 2025.

(3)	The pre-split amounts represent amounts from the Company’s Quarterly report on Form 10-Q, Note 2 at June 30, 2025.

(4)	The pre-split amounts represent amounts from the Company’s Quarterly report on Form 10-Q, Note 2 at September 30, 2025.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Profusa, Inc., filed with the Secretary of State of the State of Delaware.
99.1	Press Release dated February 5, 2026
104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 5, 2026	Profusa, Inc.

	By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer

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